PRIME DEALER SERVICES CORP.
(SEC I.D. No. 8-47025)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

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Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder of
Prime Dealer Services Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 1997.

PRIME DEALER SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018
(In thousands of dollars, except share data)

Assets		
Cash	$	58,639
Securities borrowed		399,845
Securities received as collateral, at fair value		17,569,309
Rebates and fees receivable and other assets		10,531
Total assets	$	18,038,324
Liabilities		
Securities loaned	$	399,845
Obligation to return securities received as collateral, at fair value		17,569,309
Payables to affiliates		4,069
Rebates and fees payable and other liabilities		10,555
Total liabilities		17,983,778
Commitments and contingent liabilities (see Note 6)		
Stockholder's equity		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Paid-in capital		24,999
Retained earnings		29,546
Total stockholder's equity		54,546
Total liabilities and stockholder's equity	$	18,038,324

1. Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. LLC (the "Parent"), which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, and is primarily engaged in the borrowing and lending of securities to facilitate the financing of the Parent's prime brokerage client transactions.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, compensation, the outcome of legal and tax matters, and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest:

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Valuation Techniques

Many cash instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk. Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. When performing the assessment the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance.

In accordance with the terms of the tax sharing agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are settled periodically with the Ultimate Parent.

Uncertain tax positions are recorded on the basis of a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Cash

The company maintains all its cash balances at a major financial institution. Accounts at the financial institution are partially insured by the Federal Deposit Insurance Corporation.

Securities Borrowed and Securities Loaned

Securities borrowed and Securities loaned are treated as collateralized financings and are recorded at the amount of cash collateral advanced or received. See Note 5 for further information on collateralized transactions.

Accounting Developments

The Financial Accounting Standards Board has issued certain accounting updates that apply to the Company. Accounting updates not listed below were assessed and determined to be either not applicable or are not expected to have a significant impact on the Company's statement of financial condition.

The following accounting update is currently being evaluated to determine the potential impact of adoption:

Financial Instruments–Credit Losses. This accounting update impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL will replace the loss model currently applicable to certain financial assets measured at amortized cost. Under the update, there may be an ability to determine there are no expected credit losses in certain circumstances, e.g., based on collateral arrangements for lending and financing transactions or based on the credit quality of the borrower or issuer. Based on preliminary estimates, the adoption of this accounting guidance will not have a material impact on the Company's statement of financial condition. This update is effective as of January 1, 2020.

3. Related Party Transactions

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 8, global transfer pricing policies among the Ultimate Parent and its consolidated subsidiaries (the "Firm"), and other activities. Unsettled amounts for these activities are recorded within Payables to affiliates, are payable on demand, and bear interest at rates established by the treasury function of the Ultimate Parent. These rates are periodically reassessed and are intended to approximate the market rate of interest that the Ultimate Parent incurs in funding its business.

	At December 31, 2018
Assets and receivables from affiliated companies:	
Securities borrowed	$ 399,845
Rebates and fees receivable[1]	(259)
Payables to affiliated companies:	
Payable to affiliates	$ 4,069
Rebates and fees payable[1]	10,765

1. Includes fees paid on Securities borrowed and securities-for-securities transactions.

4. Fair Value Disclosures

Fair Value Measurements

Securities received as collateral and Obligation to return securities received as collateral are generally valued based on quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy. A portion of the securities received as collateral and obligation to return securities received as collateral are valued using pricing models. These are categorized in Level 2 of the fair value hierarchy unless the significant inputs are unobservable, in which case they are categorized in Level 3 of the fair value hierarchy.

Assets and Liabilities Measured at Fair Value

	At December 31, 2018			
	Level 1	Level 2	Level 3	Total
Assets at fair value				
Securities received as collateral	$ 17,568,904	$ 405	$ -	$ 17,569,309
Liabilities at fair value				
Obligation to return securities received as collateral	$ 17,568,904	$ 405	$ -	$ 17,569,309

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

	At December 31, 2018				
		Fair Value			
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets[1]					
Cash	$ 58,639	$ 58,639	$ -	$ -	$ 58,639
Securities borrowed	399,845	-	399,845	-	399,845
Rebates and fees receivable	10,506	-	10,506	-	10,506
Financial liabilities[1]					
Securities loaned	$ 399,845	$ -	$ 399,845	$ -	$ 399,845
Payables to affiliates	4,069	-	4,069	-	4,069
Rebates and fees payable	10,506	-	10,506	-	10,506

1. Certain other assets and other liabilities, where carrying value approximates fair value, have been excluded.

5. Collateralized Transactions

The Company enters into securities borrowed and securities loaned transactions to accommodate counterparties' needs.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities borrowed in connection with securities borrowed transactions and to receive cash and securities delivered under securities loaned transactions (with rights of rehypothecation). In certain cases, the Company may be permitted to post collateral to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized or the return of excess collateral.

The risk related to a decline in the market value of collateral pledged or received is managed by setting appropriate market-based haircuts. Increases in collateral margin calls on secured

financing due to market value declines may be mitigated by increases in collateral margin calls on securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing in a manner that reduces the potential refinancing risk of secured financing for less liquid assets. The Company considers the quality of collateral when negotiating collateral eligibility with counterparties, as defined by its fundability criteria. The Company utilizes shorter-term secured financing for highly liquid assets for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

	Gross Amounts[1]	Amounts Offset	Net Amounts Presented	Amounts Not Offset[2]	Net Amounts
Assets					
Securities borrowed	$ 399,845	$ -	$ 399,845	$ (399,778)	$ 67
Liabilities					
Securities loaned	$ 399,845	$ -	$ 399,845	$ (399,778)	$ 67

At December 31, 2018

1. Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreements in place.
2. Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

Gross Secured Financing Balances by Remaining Contractual Maturity

	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Securities loaned	$ 399,845	$ -	$ -	$ -	$ 399,845
Total included in the offsetting disclosure	399,845	-	-	-	399,845
Obligation to return securities received as collateral	17,569,309	-	-	-	17,569,309
Total	$ 17,969,154	$ -	$ -	$ -	$ 17,969,154

At December 31, 2018

Gross Secured Financing Balances by Class of Collateral Pledged

	At December 31, 2018
Securities loaned	
Corporate equities	$ 399,845
Obligation to return securities received as collateral	
Corporate equities	$ 17,569,309
Total	$ 17,969,154

Collateral Received

The Company receives collateral in the form of securities in connection with securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to enter into securities lending transactions. The Company also receives securities as collateral in connection with certain securities-for-securities transactions. In instances where the Company is the lender and permitted to sell or repledge these securities, it reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. Securities-for-securities transactions where the Company is the borrower are not included in the statement of financial condition. At December 31, 2018, the total fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $17,569,309 all of which had been repledged.

6. Contingencies

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions arising in connection with its activities as a securities borrowing and lending financial services institution. Certain of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation.

Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such proceedings and investigations will not have a material adverse effect on the financial condition of the Company.

While the Company has identified below a proceeding that the Company believes to be material, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

In August of 2017, the Company was named as a defendant in a purported antitrust class action in the United States District Court for the United States District Court for the Southern District of New York styled *Iowa Public Employees' Retirement System et al. v. Bank of America Corporation et al*. Plaintiffs allege, inter alia, that the Company, together with a number of other financial institution defendants, violated U.S. antitrust laws and New York state law in connection with their alleged efforts to prevent the development of electronic exchange-based platforms for securities lending. The class action complaint was filed on behalf of a purported class of borrowers and lenders who entered into stock loan transactions with the defendants. The class action complaint seeks, among other relief, certification of the class of plaintiffs and treble damages. On September 27, 2018, the court denied the defendants' motion to dismiss the class action complaint.

7. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, measure, monitor, advise, challenge and control each of the various types of risk involved in its activities is critical to its soundness and profitability.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking in order to protect the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing and client facilitation activities, principally within the Institutional Securities business segment where the substantial majority of the Company's market risk exposure is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. Market Risk professionals are responsible for ensuring transparency of material market risks, monitoring compliance with established limits and escalating risk concentrations to appropriate senior management. Market risk is also monitored through various measures: using statistics (including VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and scenario analyses conducted in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; and posting margin and/or collateral to counterparties.

In order to help protect the Company from losses, the Credit Risk Management Department ("CRM") establishes Firm-wide practices to evaluate, monitor and control credit risk at the transaction, obligor and portfolio levels. A comprehensive global Credit Limits Framework is utilized to manage credit risk levels across the Firm. The Credit Limits Framework is calibrated within the Company's risk tolerance and includes single-name limits and portfolio concentration limits by country, industry and product type. CRM helps ensure timely and transparent communication of material credit risks, compliance with established limits and escalation of risk concentrations to appropriate senior management. In addition, credit risk exposure is actively managed by credit professionals and committees within CRM and through various risk committees, whose membership includes individuals from CRM.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (e.g. fraud, theft, legal and compliance risks or damage to

physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and support and control groups (e.g. information technology and trade processing).

The Company's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Firm and to respond to the changing regulatory and business environment.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making or damage to the Company's reputation. The risk inherent in a model is a function of the materiality, complexity and uncertainty around inputs and assumptions. Model risk is generated from the use of models impacting financial statements, regulatory filings, capital adequacy assessments and the formulation of strategy.

Sound model risk management is an integral part of the Company's Risk Management Framework. The Model Risk Management Department ("MRM") is a distinct department in Risk Management responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Company's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/or inappropriate use of models. The tolerance is monitored through model-specific and aggregate business-level assessments, which are based upon qualitative and quantitative factors.

A guiding principle for managing model risk is the "effective challenge" of models. The effective challenge of models is represented by the critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective challenge of models, independently validates and approves models for use, annually recertifies models, identifies and tracks remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate Firm-wide model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its

viability as a going concern. Generally the Company incurs liquidity and funding risk as a result of its trading, lending, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events.

The Liquidity Risk Department ensures transparency of material liquidity and funding risks, compliance with established risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, the Liquidity Risk Department establishes limits in line with its risk appetite, identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated, monitors and reports risk exposures against metrics and limits, and reviews the methodologies and assumptions underpinning its Liquidity Stress tests to ensure sufficient liquidity and funding under a range of adverse scenarios.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis in accordance with the tax sharing agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the tax sharing agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are settled periodically with the Ultimate Parent.

Unrecognized Tax Benefits

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once

established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

As of December 31, 2018 the Company has not accrued any liabilities for unrecognized tax benefits in its statement of financial condition.

Tax Authority Examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states in which the Company has significant business operations, such as New York. The Company establishes a liability for unrecognized tax benefits, and associated interest, if applicable ("tax liabilities"), that it believes is adequate in relation to the potential for additional assessments. Once established, the Company adjusts such tax liabilities only when new information is available or when an event occurs necessitating a change.

The Company believes that the resolution of these tax matters will not have a material effect on the statement of financial condition.

Major Tax Jurisdictions in which the Company Operates and the Earliest Tax Year Subject to Examination

Jurisdiction	Tax Year
United States	2013
New York State and New York City	2007

9. Regulatory Capital and Other Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than 2% of aggregate debit items arising from counterparty transactions or $250, whichever is greater. At December 31, 2018, the Company's Net Capital was $54,521, which exceeded the minimum requirement by $54,271.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

10. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in the statement of financial condition or the notes thereto.

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